Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer is made solely by the Offer to Purchase and the related Letter of Transmittal (each as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in any such jurisdiction in compliance with such applicable laws. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

RUTH’S HOSPITALITY GROUP, INC.

at

$21.50 net per share in cash

Pursuant to the Offer to Purchase, dated May 16, 2023

by

RUBY ACQUISITION CORPORATION,

an indirect, wholly owned subsidiary of

DARDEN RESTAURANTS, INC.

Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”), is offering to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $21.50 per Share, without interest (the “Offer Price”), net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is an indirect, wholly owned subsidiary of Darden Restaurants, Inc., a Florida corporation (“Parent”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 2, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and upon the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (the “Merger”) without a vote of the stockholders of the Company to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), with the Company continuing as the surviving corporation (the “surviving corporation”) in the Merger and thereby becoming an indirect, wholly owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “effective time”) (other than Shares that are (i) held by a holder who is entitled to demand appraisal and who has (or for which the “beneficial owner” (as defined in Section 262(a) of the DGCL) has) properly exercised appraisal rights with respect thereto in accordance with, and who has (and, to the extent applicable, for which the applicable beneficial owner has) complied with, Section 262 of the DGCL with respect to any such Shares held by such holder (the “Dissenting Company Shares”) or (ii) held by the Company as treasury stock or owned by Parent, Purchaser or any of Parent’s other subsidiaries (including Shares acquired pursuant to the Offer) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which is referred to as the “Merger Consideration.” Shares described in clauses (i) and (ii) above will be cancelled at the effective time and will not be exchangeable for the Merger Consideration. The Dissenting Company Shares will entitle their holders only to the rights granted to them under Section 262 of the DGCL. Following the Merger, the Company will cease to be a publicly traded company.

Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer and Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M. MIDNIGHT, NEW YORK CITY TIME, ON JUNE 14, 2023 (ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON JUNE 13, 2023), UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “OFFER EXPIRATION TIME”).

The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been validly terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Condition (as defined below);

(ii) the absence, since the date of the Merger Agreement, of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing;

(iii) the accuracy of the Company’s representations and warranties (subject to customary materiality qualifiers);

(iv) the Company’s performance and compliance in all material respects with all covenants, obligations and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Offer Expiration Time;

(v) the receipt by Parent and Purchaser from the Company of a certificate signed by an executive officer of the Company certifying that certain conditions have been satisfied;

(vi) the HSR Condition (as defined below); and

(vii) the Legal Restraint Condition (as defined below).

The “Minimum Condition” requires that the number of Shares validly tendered (and not validly withdrawn) prior to the Offer Expiration Time, together with any Shares owned by Parent, Purchaser or any of their affiliates, represents at least one more Share than 50% of the total number of Shares outstanding as of the Offer Expiration Time. The “HSR Condition” requires that any waiting period (including all extensions thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, will have expired or been terminated. The “Legal Restraint Condition” requires the absence of any federal, state, local, foreign or multinational law, rule or regulation or order, judgment or injunction, whether civil, criminal or administrative (whether temporary, preliminary or permanent), by any governmental authority of competent jurisdiction that prohibits, restricts, enjoins or otherwise makes illegal the consummation of the Offer or the Merger and is continuing in effect. The Offer is also subject to other conditions described in the Offer to Purchase.

The Board of Directors of the Company unanimously (i) determined and declared that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their shares to Purchaser pursuant to the Offer and (iv) agreed and authorized that the Merger be governed by Section 251(h) of the DGCL.

The Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to the Company’s stockholders with the Offer to Purchase. The Schedule 14D-9 will include a description of the Company Board of Directors’ reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser may extend the Offer beyond its initial Offer Expiration Time. Purchaser has agreed in the Merger Agreement that Purchaser will extend the Offer (i) for any minimum period required by any applicable rule, regulation, interpretation or position of the SEC or its staff or of the Nasdaq Global Select Market (“Nasdaq”) or its staff or as may be necessary to resolve any comments of the SEC or the staff of Nasdaq, as applicable to the Offer, the Schedule 14D-9 or the Offer documents; and (ii) if at the then-scheduled Offer Expiration Time, any of the Offer conditions has not been satisfied or waived by Parent or Purchaser (to the extent waiver is permitted under the Merger Agreement and applicable law), (x) extend the Offer on one or more occasions, in consecutive periods of up to ten business days each (or for such longer or shorter period as the Company, Purchaser and Parent may agree) or (y) if the then-scheduled Offer Expiration Time is ten or fewer business days before the Termination Date (as defined below), extend the Offer until 11:59 p.m., New York City time, on the day before the Termination Date (or such other date and time as the parties may agree); provided, however, that without the Company’s written consent, Purchaser shall not extend the Offer, and without Parent’s prior written consent, Purchaser shall not be required to extend the Offer, in each case, beyond the earlier of (1) November 2, 2023 (the “Termination Date”; provided, however, that if as of the Termination Date the HSR Condition or the Legal Restraint Condition (in the case of the Legal Restraint Condition, solely with respect to a law or order relating to antitrust laws) shall not have been satisfied or validly waived by Parent or Purchaser, to the extent waivable in accordance with the terms of the Merger Agreement and applicable laws by Parent or Purchaser, then the Termination Date shall automatically be extended until 11:59 p.m., New York City time, on March 4, 2024, and all references to the Termination Date in the Merger Agreement will be as so extended), or (2) the valid termination of the Merger Agreement in accordance with its terms; provided, however, that, in the case of clause (1), if at the Termination Date or any time thereafter Parent is not then permitted to terminate the Merger Agreement pursuant to its terms, Purchaser shall be required to (and Parent shall cause Purchaser to) extend the Offer beyond the Termination Date.

The purpose of the Offer and the Merger is for Purchaser and Parent to acquire the entire equity interest in the Company. Pursuant to the Merger Agreement, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation in the Merger and thereby becoming an indirect, wholly owned subsidiary of Parent. No appraisal rights are available to holders of Shares in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders and beneficial owners may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholders and beneficial owners will not be entitled to receive the Offer Price, but instead will be entitled only to those rights provided under Section 262 of the DGCL. Stockholders or beneficial owners must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights as further detailed in the Offer to Purchase.

Pursuant to the Merger Agreement, Parent and Purchaser expressly reserve the right at any time to waive, in whole or in part, any Offer condition (other than the Minimum Condition, the HSR Condition, the Legal Restraint Condition and the Termination Condition), to increase the Offer Price or modify the terms of the Offer, in each case only in a manner not inconsistent with the Merger Agreement, except that Parent and Purchaser are not permitted (without the prior written consent of the Company) to (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) directly or indirectly amend, modify, supplement or waive the Minimum Condition or the Termination Condition, (iv) directly or indirectly amend, modify or supplement any Offer condition, (v) directly or indirectly amend, modify or supplement any other term of the Offer in any individual case in any manner that is adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent, Purchaser or the Company to consummate the Offer or the Merger, (vi) terminate the Offer or accelerate, extend or otherwise change the Offer Expiration Time (except as expressly required or permitted by the Merger Agreement), (vii) change the form of consideration payable in the Offer or (viii) provide for any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act. The Offer may not be terminated prior to its scheduled Offer Expiration Time (as extended and re-extended in accordance with the Merger Agreement), unless the Merger Agreement is terminated in accordance with the terms thereof.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, in accordance with the public announcement requirements of Rules 14d-3(b)(1), 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Notwithstanding any provision of the Merger Agreement to the contrary, Purchaser will pay for Shares tendered (and not validly withdrawn) pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for (or a timely confirmation of a book-entry transfer of Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) with respect to) such Shares, (ii) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal or any other customary documents required by the Depositary. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time. Thereafter, tenders of Shares are irrevocable, except that, pursuant to Section 14(d)(5) of the Exchange Act, they may also be withdrawn after Saturday, July 15, 2023, which is the 60th day after the date of the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer and not validly withdrawn. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that nominee to arrange for the withdrawal of your Shares.

For a withdrawal of Shares to be effective, a written (or, with respect to Eligible Institutions (as defined in the Offer to Purchase), a facsimile transmission) notice of withdrawal must be timely received by the Depositary at the address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of or payment for which may, in Purchaser’s opinion, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, Okapi Partners LLC (the “Information Agent”), or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other documents related to the Offer) will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer-related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

In general, the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. You are urged to consult your tax advisor about the particular tax consequences to you of tendering your Shares in the Offer or exchanging your Shares in the Merger in light of your particular circumstances (including the application and effect of any federal, state, local or non-U.S. laws). For a more complete description of the U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company Board of Directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Bankers and Brokers Call: (212) 297-0720

Others Call Toll Free: (844) 202-6026

Email: info@okapipartners.com

May 16, 2023